FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 1 DATED JULY 26, 2010

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	changes to the composition of our board of directors; and

•	the amendment of our charter.

Status of the Offering

We commenced our initial public offering on June 11, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of July 26, 2010, we had not begun to accept investors’ subscriptions into escrow.

Changes to the Composition of Our Board of Directors

On July 20, 2010, John W. Griffin resigned from our board of directors. Mr. Griffin’s resignation was not because of a disagreement with the Company. On July 23, 2010, our board of directors appointed Leo F. Wells, III to serve on the board of directors until the next annual meeting of the stockholders and until his successor is elected and qualified.

Amendment of Charter

On July 23, 2010, our board of directors approved an amendment to our charter. The amendment provides that the limitations on our ability to indemnify and to pay or advance legal expenses and other costs incurred by our directors, our advisor and our advisor’s affiliates shall also apply to our officers, even if such officers are not affiliates of our advisor.